09042565

SEC Mail Processing Section
SEP 30 2009
Washington, DC
121

nd. 10/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23518

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 06/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Benjamin Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

378 South Oyster Bay Road
(No. and Street)

Hicksville (City) NY (State) 11801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Louise Stelianoudakis CPA
(Name – *if individual, state last, first, middle name*)

64 Fulton St Ste 703 (Address) New York (City) NY (State) 10038 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 10/30

OATH OR AFFIRMATION

I, Leo J Benjamin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Benjamin Securities, Inc, as of June 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Leo J Benjamin
Signature

President
Title

KEVIN MCHALE
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN NASSAU COUNTY
NO. 01MC6198094
MY COMMISSION EXPIRES JAN. 5, 2013

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BENJAMIN SECURITIES, INC.

****

FINANCIAL STATEMENTS

JUNE 30, 2009

APPLICATION PENDING APPROVAL OF REGISTRATION WITH

"PUBLIC COMPANY ACCOUNTING OVERSITE BOARD".

BENJAMIN SECURITIES, INC.

TABLE OF CONTENTS

LOUISE STELIANOUDAKIS
Certified Public Accountant

Tel: (212) 346-0955 • Fax: (212) 346-0956
64 Fulton Street • Suite 902 • New York, N.Y. 10038

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Benjamin Securities, Inc.:

I have audited the accompanying balance sheet of Benjamin Securities, Inc. as of June 30, 2009, and the related statements of operations, changes in stockholders' equity, and cash flow for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Benjamin Securities, Inc. as of June 30, 2009, and the results of its operation and cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit has been made primarily for the purpose of forming the opinion stated in the preceding paragraph. The data contained in Schedules I, II and III, although not considered necessary for a fair presentation of financial position, are presented as supplementary information and have been subjected to the audit procedures applied in the examination of the basic financial statements. In my opinion, this data is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Louise Stelianoudakis

August 27, 2009

BENJAMIN SECURITIES, INC.

BALANCE SHEET

JUNE 30, 2009

ASSETS

Current assets:	
Cash and cash equivalents	$ 13,666
Marketable securities, at market value	57,209
Commissions receivable	14,255
Prepaid expenses and taxes	8,462
Total current assets	93,592
Furniture and equipment (net of accumulated depreciation of $173,171)	5,331
Security deposit	3,795
	$ 102,718

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:	
Accounts payable and accrued expense	$ 12,931
Stockholders' equity:	
Common stock – no par value:	
Authorized – 20 shares	
Issued and outstanding – 10 shares	500
Paid in capital	111,590
Deficit	(22,303)
Total stockholders' equity	89,787
	$ 102,718

The accompanying notes are an integral part of the financial statements.

BENJAMIN SECURITIES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED JUNE 30, 2009

Revenue:	
Commissions	$ 500,039
Advisory fees	104,342
Income from investments	17,490
Postage and handling	16,765
Total revenue	638,636
Expense:	
Clearing fees	68,208
Back office charges	33,563
Commissions (Note 2)	242,453
Professional fees	15,595
Salaries	159,732
Taxes – payroll	18,321
Travel and entertainment	4,667
Insurance	41,736
Equipment rental	5,771
Automobile expense	25,824
Telephone and internet	21,292
Rent	48,000
Advertising	960
Dues and subscriptions	5,803
Depreciation and amortization	1,729
Office expense	39,470
Contributions	670
Medical reimbursement	255
Repairs and maintenance	9,931
Total expense	743,980
Loss before loss from investments and taxes	(105,344)
Loss from investments	(55,637)
	(160,981)
Taxes:	
State	117
Federal	(5,722)
	(5,605)
Net loss	$(155,376)

The accompanying notes are an integral part of these financial statements.

LOUISE STELIANOUDAKIS
Certified Public Accountant

BENJAMIN SECURITIES, INC.

CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED JUNE 30, 2009

	Total	Common Stock	Paid in Capital	Retained Earnings/ (Deficit)	Unrealized gain on marketable securities
July 1, 2008	$ 245,356	$ 500	$ 98,950	$ 143,317	$ 2,589
Net loss	(155,376)			(155,376)	
Adjustment				2,589	(2,589)
Dividends paid	(12,833)			(12,833)	
Additional Paid in capital	12,640		12,640		
June 30, 2009	$ 89,787	$ 500	$111,590	$ (22,303)	$ -0-

The accompanying notes are an integral part of these financial statements.

BENJAMIN SECURITIES, INC.

STATEMENT OF CASH FLOW

FOR THE YEAR ENDED JUNE 30, 2009

	Increase (decrease) in cash
Cash flow from operating activities:	
Net loss	$(155,376)
Adjustments to reconcile net loss to net cash from operating activities:	
Depreciation and amortization	1,729
Change in assets and liabilities:	
Receivables and other assets	49,471
Accounts payable and accrued expense	(26,575)
Total adjustments	24,625
Cash used in operating activities	(130,751)
Cash flow from investing activities:	
Purchase and sale of marketable securities – net	63,576
Purchase of equipment	(262)
Net cash from investing activities	63,314
Cash flow from financing activities:	
Additional paid in capital	12,640
Dividends paid	(12,833)
Net cash used in financing activities	(193)
Net decrease in cash	(67,630)
Cash and cash equivalents at beginning of year	81,296
Cash and cash equivalents at end of year	$ 13,666

The accompanying notes are an integral part of these financial statements.

BENJAMIN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2009

NOTE 1 – STATEMENT OF ACCOUNTING POLICIES:

Securities transactions are recorded in the accounts on a settlement date basis, generally the third business day after the trade date.

For purpose of the statement of cash flow, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE 2 – COMMISSION EXPENSE:

Commissions represent amounts paid to account executives based on a percentage of the business they generate for the company. Included in this amount are payments to the officer of the company. A breakdown is as follows:

Officer's commission	$137,251
Other salesmen	105,202
Total	$242,453

NOTE 3 – RELATED PARTY TRANSACTIONS:

The Company paid rent of $48,000 to a limited partnership of which a stockholder of the Company acts as the general partner.

NOTE 4 – NET CAPITAL REQUIREMENTS:

As a member of the Financial Industry Regulatory Authority the corporation is subject to the net capital rule (SEC Rule 15c3-1) adopted and administered by FINRA. The rule prohibits a member from engaging in securities transactions at a time when its aggregate indebtedness exceeds 15 times its "net capital" as those terms are defined by the rule. As of June 30, 2009, the corporation's net capital ratio was .2033 to 1 and its net capital was $63,592 compared with the minimum net capital required of $5,000.

BENJAMIN SECURITIES, INC.

SCHEDULE I

JUNE 30, 2009

COMPUTATION OF NET CAPITAL

Total ownership equity from balance sheet	$ 89,787
Less: Non-allowable assets	17,588
Capital before haircuts	72,199
Less: Haircut on investments	8,607
Net capital	$ 63,592

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 862
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above)	$ 5,000
Excess net capital	$ 58,592
Excess net capital at 1000%	$ 62,299

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities	$ 12,931
Aggregate indebtedness	$ 12,931
Percentage of aggregate indebtedness to net capital	20.33%
Percentage of debt to equity total computed in accordance with Rule 15c3-(d)	N/A

BENJAMIN SECURITIES, INC.

SCHEDULE II

EXEMPTION CLAIMED OF RESERVE REQUIREMENT

UNDER RULE 15c3 – 3

JUNE 30, 2009

Benjamin Securities, Inc. operates under the k (2) (b) exemption provision to SEC Rule 15c3-3, as all customer transactions are cleared on a fully disclosed basis through another registered broker/dealer, First Clearing, LLC. Benjamin Securities, Inc. appeared to be in compliance with this exemption throughout the year.

BENJAMIN SECURITIES, INC.

SCHEDULE III

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

JUNE 30, 2009

	Ownership Equity	Non-allowable assets and haircuts	Net Capital	Aggregate indebtedness	Ratio
Balance per Focus IIA	$84,949	$21,751	$63,198	$13,220	21.00%
Reclassification		(428)	428	(428)	
Record tax refunds	5,722	5,022	700	(700)	
Adjust depreciation	(597)	(597)			
Additional accrual	(839)		(839)	839	
Payroll correction	452	105	347		
Adjust contribution	100		100		
Haircut adjustment		342	(342)		
Balance per Schedule I	$89,787	$26,195	$63,592	$12,931	20.33%

LOUISE STELIANOUDAKIS
Certified Public Accountant

Tel: (212) 346-0955 • Fax: (212) 346-0956
64 Fulton Street • Suite 902 • New York, N.Y. 10038

To Benjamin Securities, Inc.:

I have examined the financial statements of Benjamin Securities, Inc. as of June 30, 2009 and have issued my report thereon dated August 27, 2009. As part of my examination, I reviewed and tested the system of internal accounting control to the extent I considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America and by Rule 17a-5 under the Securities and Exchange Act of 1934. Rule 17a-5 contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weaknesses existing at the date of my examination would be disclosed. Under these standards and that Rule the purpose of such evaluation is to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purpose of this report under Rule 17a-5, the cost – benefit relationship has been disregarded in determining weaknesses to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally my management with respect either to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the period ended June 30, 2009, which was made for the purposes set forth in the first paragraph above and which would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no weaknesses that I believe to be material.

I did not find any material weaknesses in internal accounting control or a condition which would reasonably be expected to (a) inhibit the company from promptly completing securities transactions or promptly discharging its responsibilities to customers, other broker/dealers or creditors; (b) result in material financial loss; (c) result in material misstatements of the company's financial statements; or (d) result in violation of the SEC's record keeping or financial responsibility rules to an extent that could reasonably be expected to result in the conditions described in (a), (b) or (c) above.

Louise Stelianoudakis

August 27, 2009